Exhibit 21.1

AMTECH SYSTEMS, INC. AND ITS SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction in which incorporated
Bruce Technologies, Inc	State of Massachusetts

BTU Europe Ltd.	State of Delaware

BTU International, Inc.	State of Delaware

BTU Ltd. (Shanghai)	State of Delaware

BTU Overseas, Ltd.	State of Delaware

BTU Overseas (Shanghai) Co., Ltd	State of Delaware

P.R. Hoffman Machine Products, Inc	State of Arizona

Tempress Systems, Inc.	State of Texas